SOL BOARDS, INC. dba GOLFBOARD, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

SOL BOARDS, INC. dba GOLFBOARD, INC.

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2015

Page

PRICE FRONK & Co

Wesley B. Price III, CPA
Candace S. Fronk, CPA
Kara L. Pardue, CPA
Karen C. Anderson, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sol Boards, Inc. dba GolfBoard, Inc.
Bend, Oregon

We have audited the accompanying financial statements of Sol Boards, Inc. dba GolfBoard, which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. These procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

P. 541.382.4791
F. 541.388.1124
email@bendcpa.com
www.bendcpa.com
2796 NW Clearwater Drive
Bend, Oregon 97703

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sol Boards, Inc. dba GolfBoard, as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Price Fronk & Co.

May 4, 2016

PRICE FRONK
&Co.

FINANCIAL STATEMENTS

SOL BOARD, INC. dba GOLFBOARD, INC.

BALANCE SHEET
DECEMBER 31, 2015

___

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	133,554
Accounts receivable - trade, net		42,508
Inventories		178,280
Prepaid Expenses		30,101
TOTAL CURRENT ASSETS		384,443
EQUIPMENT, NET		161,209
OTHER ASSETS		6,500
TOTAL ASSETS	$	552,152

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts payable	$	610,777
Accrued expenses and other liabilities		447,297
Warranty reserve		112,671
Note payable		144,000
Current portion of financing lease payable		103,249
TOTAL CURRENT LIABILITIES		1,417,994
NONCURRENT LIABILITIES		
Financing lease payable		96,353
Accrued interest - notes payable		189,769
Notes payable, less current portion		1,610,840
TOTAL NONCURRENT LIABILITIES		1,896,962
TOTAL LIABILITIES		3,314,956
SHAREHOLDERS' EQUITY (DEFICIT)		(2,762,804)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$	552,152

See accompanying notes to financial statements

SOL BOARD, INC. dba GOLFBOARD, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

NET SALES	$ 3,321,382
COST OF SALES	3,239,998
GROSS PROFIT	81,384
OPERATING EXPENSES	
Salaries, wages & benefits	724,355
Sales and marketing costs	163,191
Insurance costs	77,282
General & other administrative expenses	421,820
TOTAL OPERATING EXPENSES	1,386,648
EARNINGS BEFORE TAXES, DEPRECIATION AND AMORTIZATION	(1,305,264)
Interest Expense	233,590
Depreciation	12,036
NET LOSS	$ (1,550,890)

SOL BOARD, INC. dba GOLFBOARD, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2015

| | Common Stock | | Accumulated | Total Net Shareholders' |
	Shares	Amount	Deficit	Equity (Deficit)
BALANCES - January 1, 2015	213,292	$ 225,000	$ (1,855,911)	$ (1,630,911)
New shares issued	175,470	418,997		418,997
Net loss			(1,550,890)	(1,550,890)
BALANCES - End of year	388,762	$ 643,997	$ (3,406,801)	$ (2,762,804)

SOL BOARD, INC. dba GOLFBOARD

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (1,550,890)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	12,036
Changes in operating assets and liabilities	
Accounts receivable - trade	(31,742)
Inventories	(178,280)
Prepaid expenses	(30,101)
Accounts payable	583,003
Accrued expenses and other liabilities	(187,642)
Warranty reserve	112,671
Other assets and liabilities	189,769
NET CASH USED IN OPERATING ACTIVITIES	(1,081,176)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(173,245)
NET CASH USED IN INVESTING ACTIVITIES	(173,245)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from short-term debt	144,000
Proceeds from financing lease payable	218,000
Proceeds from long-term debt	442,783
Payments on long-term debt	(89,167)
Payments on financing lease payable	(18,398)
Issuance of common stock	418,997
NET CASH USED IN FINANCING ACTIVITIES	1,116,215
NET DECREASE IN CASH AND CASH EQUIVALENTS	(138,206)
CASH AND CASH EQUIVALENTS - Beginning of year	271,760
CASH AND CASH EQUIVALENTS - End of year	$ 133,554

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The principal business of Sol Boards, Inc. dba GolfBoard, Inc. (the Company), is the manufacture and sale of GolfBoards, a single rider, electric vehicle designed initially for golfers. The Company was formed in Oregon in 2013, and maintains its headquarters in Bend, Oregon.

Basis of Accounting

The Company utilizes the accrual basis of accounting wherein revenue is recognized when earned and expenses are recognized when incurred.

Accounting Estimates

The Company employs accounting policies that are in accordance with accounting principles generally accepted in the United States of America. The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with an original maturity of 90 days or less.

Revenue Recognition

The Company recognizes sales on an accrual basis. A sale is deemed recognizable once a product has been shipped to, or otherwise taken possession of, a customer.

Shipping and Handling Costs

The Company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of an allowance for doubtful accounts. Management estimates the allowance based on the Company's historical experience of the relationship between actual bad debts and net credit sales. The allowance for doubtful accounts was $2,449 at December 31, 2015. Accounts receivable are charged off once they are deemed uncollectible.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Inventories

Inventories, which consist of finished goods and parts, are valued at the lower of cost or market. Cost is determined using the "average cost" and specific identification methods. Company policy is to adjust inventory carrying value only when it determines a normal profit margin may not be realized in the normal course of business.   Inventory parts are considered impaired and written down to net realizable value following 6 months of non-use or once they are deemed obsolete.

Equipment

Equipment primarily consists of GolfBoards available for rent and is stated at cost less accumulated depreciation. The Company purchases finished boards from a related party. Expenditures for renewals and improvements that add significantly to the useful life of an asset are capitalized, and expenditures for routine repairs and maintenance are charged to current operations. When depreciable equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

Depreciation for financial reporting purposes is computed using straight-line methods over the estimated useful lives of the individual assets of three years.

Income Taxes

Effective March 6, 2013, the Company elected, with the consent of its shareholders, to be taxed as an S corporation under the Internal Revenue Code. Accordingly, no deferred tax assets or liabilities are reflected in the accompanying financial statements at December 31, 2015, and no provision for income taxes was necessary.   In January, 2016, the Company elected to terminate its election to be taxed as an S corporation and elected to be taxed as a C corporation for the tax year beginning January 1, 2016.

Advertising

Advertising and marketing costs, which are included in general and administrative expenses, are expensed as incurred and totaled $72,379 for the year ended December 31, 2015.

Concentration of Credit Risk

The Company's financial instruments subject to credit risk are primarily cash and trade accounts receivable. The Company minimizes its risk by depositing its excess cash only in established, high quality financial institutions. Generally, the Company does not require collateral to support trade receivables, as management believes that any risk of loss is significantly reduced by its ongoing credit evaluations of its customers. During 2015, many customers paid in full prior to shipment, or had provided proof of lease financing secured to finance the purchase of GolfBoards.

NOTE 2 – STATEMENTS OF CASH FLOWS – SUMMARY OF NON-CASH AND OTHER ITEMS

On a cash basis, the Company paid $75,683 in interest for the year ended December 31, 2015. Interest of $157,907 was accrued on Notes Payable which is due at maturity.

NOTE 3 – EQUIPMENT

Equipment consists of a managed fleet of rental GolfBoards, net of accumulated depreciation of $12,036 at December 31, 2015.

NOTE 4 – FINANCING ACTIVITIES

Notes Payable

The Company has entered into a financing arrangement with GolfBoard Leasing Capital, LLC, a related party, to provide short term financing of GolfBoards deployed to golf courses under a 60-day trial rental period.   The financing period is generally targeted to match the rental/trial period, and may be extended as agreed by the parties. The outstanding balance at December 31, 2015, is $144,000 at an interest rate of 36% per annum.

Long Term Lease Obligations

The Company finances GolfBoards under 2-year leases classified as capital leases for GolfBoards used in a rental program. The leases are secured by GolfBoards with a net book value of $161,209. The leases, which were executed between September and December, 2015, with a carrying value of $199,602 based on an imputed effective interest rate of 15.0%. The current portion of these lease obligations is $103,249. Future minimum lease payments are as follows:

Year ending December 31, 2016	$ 128,682
Year ending December 31, 2017	101,922
	$ 230,604
Less amount representing interest	$ 31,002
	$ 199,602

Long Term Notes

The Company has entered into Long Term Notes with various individuals and related parties, which have an outstanding balance as of December 31, 2015, of $1,610,840.   The Notes have warrants attached at various strike prices (see Note 8). On December 31, 2015, the original maturity dates on all notes was

NOTE 4 – FINANCING ACTIVITIES – CONTINUED

Long Term Notes – Continued

extended by 36 months, and the interest rate (which varied between 8% and 18%, with the weighted average rate during 2015 of 10.6%) was amended to 8%, compounded quarterly for the remaining term of the loans.   All interest on the Notes is payable at maturity. One note was paid down $89,167 on October 31, 2015, as consideration for the noteholder's purchase of common stock.   No other payments of principal or interest were made during the year on the Notes.   The scheduled principal payments due at maturity are as follows:

2019	$1,370,840
2020	240,000

NOTE 5 – INCOME TAXES

Regarding uncertain income tax positions, the Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. For an S Corporation, uncertain tax positions could result from activities that jeopardize its status as an S Corporation such as an unallowable number of shareholders, ineligible shareholders or multiple classes of stock or from corporate-level taxes such as the federal built-in-gains tax or excess net passive income tax or state taxes imposed by jurisdictions which do not recognize the Company's status as a pass-through entity. The Company has concluded that it had no unrecognized income tax benefits at December 31, 2015, or December 31, 2014, and it has no tax positions for which it estimates a significant change over the next 12 months.

The Company is subject to examination by state and federal tax authorities for each year since its inception. If such examinations result in changes to taxable income, the tax liability of the shareholders could be changed accordingly.

In January, 2016, the Company elected to terminate its election to be taxed as an S corporation and elected to be taxed as a C corporation for the tax year beginning January 1, 2016.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has short term leases for its office space, and has no long term lease obligations.

Rental expense under this operating lease was $59,139 for the year ended December 31, 2015.

NOTE 6 – COMMITMENTS AND CONTINGENCIES – CONTINUED

Shareholder Stock Restriction Agreement

Under the terms of a buy-sell agreement, the Company has the right of first refusal to repurchase all the common stock owned by each shareholder, except for agreed-upon transfers among shareholders. Upon death of a shareholder, shares shall pass to the shareholders designated beneficiary. The agreement also provides for certain restrictions other than sale.

NOTE 7 – SIGNIFICANT CUSTOMERS

The Company made sales to one significant customer for the year ended December 31, 2015, which represented approximately 12% of sales for the year. The Company has no accounts receivable from this customer as of December 31, 2015. It is expected that this percentage will be significantly lower in 2016.

NOTE 8 – COMMON STOCK

The Company is authorized to issue 5,000,000 shares with no par value, of which 388,762 shares which were issued and outstanding as of December 31, 2015. These shares totaled $643,997.

Warrants have been issued by the Company, generally associated with the original issuance and subsequent amendments of Notes Payable.   At year end, there were warrants issued for 346,399 shares, at strike prices ranging from $1.53 to $3.00 per share, with a weighted average strike price of $2.96.   The warrants expire 25 years from the original issuance date (2039 – 2040).

Common stock options have been issued by the Company to certain directors and a key employee.   The outstanding options at year end total 45,665 shares, of which 39,217 are fully vested.   The options have an exercise price of $5.04 and expire in 2039.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has entered into a 5-year exclusive Supply Agreement with Microcast Technologies ("Microcast") to manufacture GolfBoards.   As part of the agreement, Microcast has agreed to fund 90% of the inventory costs of the GolfBoard. If inventory parts are unused for more than 6-months, the parts shall be considered obsolete and the Company is required to purchase such parts.   Microcast marks up the cost of the product by 20% plus an overhead charge.   Microcast is a Noteholder of the Company. Certain key executives of Microcast are shareholders and a director of the Company.

The Company has entered in agreement with GolfBoard Leasing Capital, LLC ("GBL"), to be the exclusive leasing agent referred to GolfBoard customers.   GBL's ownership includes 3 shareholders and directors of the Company.

NOTE 9 – RELATED PARTY TRANSACTIONS – CONTINUED

The Company has entered in an Endorsement Agreement with Laird Hamilton and a related limited liability company with an initial term expiring in May, 2020, which requires Hamilton to provide services as the company spokesman in return for stock options and compensation in an amount equal to 10% of the gross margin from sales of GolfBoards.   Mr. Hamilton is a shareholder and a director of the Company.

NOTE 10 – SUBSEQUENT EVENTS

On February 5, 2016, the Company entered in a Debt Facility comprised of a $400,000 one-year Term Loan, with an option to renew for one-year, and a $1,200,000 working capital line of credit to finance inventory and receivables. Interest accrues at the rate of 15% per annum, and principal payments of $21,700 per month begin on September 1, 2016, on the Term Loan.

On February 4, 2016, the Company entered into a Forbearance Agreement with Microcast Technologies, Inc., who manufactures the GolfBoard for the Company pursuant to a Supply Agreement, as amended, to defer payment of $647,076 of payables due by the Company under the Supply Agreement.   Monthly payments of $161,769 are due beginning May 1, 2016, and must be prepaid in full if the Company raises new capital of at least $3,000,000.

On February 4, 2016, the Company executed an amendment to the Supply Agreement with Microcast Technologies to, among other items, extend the term of the exclusive manufacturing agreement by 5 years to January, 2024.